Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Getaround, Inc.

Commission File No. 001-40152

Date: October 18, 2022

Getaround and KAYAK Enter Strategic Partnership,

Bring Contactless Carsharing to Travelers

Travelers in Top U.S. Cities Searching on KAYAK Now Able to Book Cars on the Getaround Platform;

Easily Unlocking Cars and Trucks with Their Phones

SAN FRANCISCO- October 18, 2022 – Getaround, the world’s leading digital peer-to-peer carsharing marketplace, and KAYAK, the world’s leading travel search engine and the first and only travel metasearch to offer peer-to-peer carsharing options in the U.S., announced today a new strategic partnership that integrates Getaround’s market-leading on-demand, contactless offerings with KAYAK’s platforms and services.

The integration enables travelers searching for cars or trucks on KAYAK to enjoy the convenience carsharing provides by booking cars for as little as an hour through Getaround. The announcement comes as years of pent-up travel demand has created robust demand for car and truck rentals in cities throughout the U.S. Now, millions of travelers can find affordable and more flexible ways to optimize their trips this holiday season and beyond, by avoiding the car rental counter and even avoiding in-person key handoffs thanks to Getaround’s contactless and hassle-free user experience.

In fact, Getaround is the first KAYAK carsharing partner to provide maximum booking flexibility with its hourly booking model and a fully contactless experience, thanks to proprietary Getaround Connect® technology. The Getaround-KAYAK integration is now available to travelers visiting Atlanta, Boston, Chicago, Denver, Honolulu, Los Angeles, New York City, Phoenix, San Francisco Bay Area, Tampa, Washington D.C, and many others.

“Getaround is very pleased to enter this new strategic marketing agreement with KAYAK to bring a revolutionary, digital, and convenient contactless carsharing experience to KAYAK travelers,” said Sy Fahimi, Chief Operating Officer, Getaround. “Now more than ever, travelers are looking to save money and want convenience. With Getaround, you can instantly book cars or trucks for as little as an hour, which is ideal for short day excursions during longer trips. Beyond that, we offer bookings by the day or week, enabling Getaround to meet the needs of all KAYAK travelers.”

Privately owned cars are typically parked 95% of the time and on the move only 6 hours per week. For the remaining 162 hours of the week, most cars stay parked and idle. Peer-to-peer carsharing means fewer cars on the road: studies show that, on average, one carsharing vehicle replaces 9 to 13 vehicles. Thanks to carsharing, users are selling their vehicles or postponing the purchase of one.

By leading the shift away from the traditional concept of car ownership, Getaround’s mission is to create a world in which fewer cars are on the road, traffic and pollution are lessened, and greenhouse gasses are reduced. The integration with KAYAK accelerates these positive changes for travelers and local communities alike.

“We are making KAYAK’s car and truck search results even more comprehensive with the addition of Getaround,” said Paul Jacobs, GM & VP, KAYAK North America. “We are continuing to see strong demand for car rentals and peer-to-peer carsharing is a great option for travelers.”

Travelers coordinating their trips through KAYAK can now book a car with Getaround by selecting the “View Deal” button, which will automatically redirect them to the Getaround website to complete their car booking. Getaround cars and trucks are easily accessible, can be unlocked using only a smartphone, and are available to book on-demand 24/7 for as little as one hour. Prices start as low as $5 per hour in many cities, so travelers have a variety of flexible vehicle options nearby.

On May 11, 2022, Getaround announced its entry into a definitive business combination agreement with InterPrivate II Acquisition Corp. (NYSE: IPVA). Upon the closing of the business combination, which is expected in the second half of 2022, the combined publicly traded company will be named Getaround. For more information about the transaction, please visit https://www.getaround.com/investors.

To learn more about Getaround, visit www.getaround.com.

About KAYAK:

KAYAK, part of Booking Holdings (NASDAQ: BKNG), is the world’s leading travel search engine. With billions of queries across our platforms, we help people find their perfect flight, stay, rental car and vacation packages. We also support business travelers with KAYAK for Business, our free corporate travel solution, and are transforming the in-travel experience with our app and new hotel and accommodation software. For more information, visit www.KAYAK.com.

About Getaround:

Getaround connects safe, convenient and affordable cars with people who need them to live and work. We are the world’s first carsharing marketplace offering a 100% digital experience with proprietary technology and data that make sharing vehicles superior to owning them. Our community includes guests who rely on our cars for on-demand mobility 24/7, and hosts who share cars on our platform including those who operate their own car sharing businesses. Founded in 2009, today Getaround is active in over 950 cities worldwide.

About InterPrivate II Acquisition Corp

InterPrivate II Acquisition Corp. is a blank check corporation led by Chairman and CEO Ahmed Fattouh, Executive Vice Presidents Brian Pham and Alan Pinto, General Counsel Brandon Bentley, and Vice President James Pipe. InterPrivate II is further guided by a group of notable investors and operating executives who serve as board members and senior advisors including: Jeffrey Harris, venture capitalist and lead independent director at Chargepoint; Susan Decker, former President of Yahoo! and lead independent director at Berkshire Hathaway; Tracey Brophy Warson, former Chair of Citi Private Bank; and Matthew Luckett, founder of Lampros Capital and former CIO of Balestra Capital.

Additional Information and Where to Find It

This document relates to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 11, 2022, among InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate II”), Getaround, Inc., a Delaware corporation (“Getaround”), TMPST Merger Sub I Inc. (“First Merger Sub”) and TMPST Merger Sub II LLC (“Second Merger Sub”) for a proposed transaction involving InterPrivate II and Getaround (the “Proposed Transaction”), but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. In connection with the Proposed Transaction, InterPrivate II filed a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. When available, the definitive proxy statement/prospectus will be sent to all InterPrivate II stockholders following effectiveness of the Registration Statement. InterPrivate II also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate II and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive officers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s filings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Getaround and InterPrivate II, including statements regarding the anticipated timing of the completion of the Proposed Transaction and the benefits of the strategic partnership with KAYAK. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate II’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and potential difficulties in Getaround’s employee retention as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the strategic relationship with KAYAK, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors and changes in laws and regulations affecting Getaround’s business; (xi) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business; and (xiv) risks associated with increased competition among providers of carsharing or other modes of transportation. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by InterPrivate II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations.

Media Contact:

Shyna Deepak

press@getaround.com

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